Exhibit 10.1

August 4, 2014

Mr. Kevin M. Modany
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404

Dear Kevin:

This letter agreement (this “Agreement”) is intended to set forth our mutual understanding and agreement regarding your resignation as the Chairman and Chief Executive Officer of ITT Educational Services, Inc. (collectively with its subsidiaries, affiliates, successors and assigns, the “Company”) and the transition of your responsibilities in connection with such resignation.

Accordingly, you and the Company agree as follows:

1. Resignation from Board of Directors.  Effective as of the date hereof, you have resigned as a member and Chairman of the Board of Directors of the Company (the “Board”).

2. Applicable Period.  (a) During the six-month period immediately following the date hereof (the “Applicable Period”), you shall remain employed by the Company as its Chief Executive Officer (or, if determined by the Board, in the position of Special Advisor to the Executive Chairman of the Board or to a successor Chief Executive Officer or any person authorized by the Company to act in such capacity (the “New CEO”)), and shall devote such time as is necessary for the diligent and faithful performance of your duties and such other matters assigned to you by the Board.  Your duties during the Applicable Period shall include, among other things, providing support and assistance to the Executive Chairman of the Board and assisting the Board in the search for, and transfer of leadership to, the New CEO.  Notwithstanding the foregoing, the Company may, in its sole discretion, terminate the Applicable Period prior to the end of such six-month period or extend the Applicable Period by no more than three months, in each case, by providing you with written notice thereof; provided that if the Company terminates the Applicable Period before the six-month anniversary of the date hereof (other than for Cause, as defined below), then subject to your satisfaction of the release requirement described in Section 7 below, you will be entitled to receive the cash compensation that otherwise would have been paid to you during such six-month period, (a) in the case of base salary, in a lump sum on the next payroll date following satisfaction of the release requirement, and (b) in the case of any other cash compensation, at the time it otherwise would have been paid to you had you remained employed until the end of such period.  For purposes of this Agreement, “Cause” means any action by you involving willful malfeasance or your failure to act involving material nonfeasance that would have a materially adverse effect on the Company.  An act or omission shall not be considered “willful” unless it is done or omitted in bad faith or without reasonable belief that the action or omission was in the interest of the Company.

(b) During the Applicable Period, you shall continue to receive your current cash compensation (including salary and compensation pursuant to the Short Term Compensation Plan) and participate in the Company’s employee benefit plans in which you participate as of the date hereof.  You shall not be entitled to receive any additional grants of equity-based compensation following the date hereof.

3. Separation Date.  (a) Effective as of the last day of the Applicable Period (the “Separation Date”), you shall resign from all positions with the Company that you then hold.

(b) Upon the Separation Date, the Company shall pay or provide to you (i) an amount in cash equal to your earned but unpaid annual base salary, payable on the next regular payroll date after the Separation Date, (ii) any unreimbursed business expenses, payable in accordance with the Company’s expense reimbursement policy, and (iii) any other earned and vested amounts, entitlements or benefits (including any deferred compensation), to the extent not otherwise described herein, in accordance with the terms of the applicable plans, programs, arrangements or agreements of the Company.  Without limiting the generality of the foregoing, you expressly acknowledge and agree that you are not entitled to receive any severance pay or separation benefits in connection with your resignation pursuant to this Agreement.

4. Consulting Period.  (a) Provided that you remain employed until the six-month anniversary of the date hereof or in the event that the Applicable Period is terminated by the Company prior to such date for reasons other than Cause, and subject to your satisfaction of the release requirement described in Section 7 below and your compliance with your obligations under Sections 5 and 6, upon the Separation Date you shall assume the responsibilities of a consultant to the Company and, during the 18-month period immediately following the Separation Date (the “Consulting Period”), you shall provide such services as are requested by the Board or by the New CEO from time to time (the “Consulting Services”).  For the avoidance of doubt and subject to your obligations pursuant to Section 5, the Company acknowledges and agrees that you will be permitted to seek and/or obtain new employment during the Consulting Period and that the Consulting Services will be performed at such times and in such locations as are reasonably convenient to you, taking into account your other professional and personal commitments.

(b) During the Consulting Period, the Company shall (i) pay you a fee equal to your monthly base salary in effect as of the Separation Date, payable in arrears within ten days following the end of each month during the Consulting Period, and (ii) reimburse your business expenses in accordance with the Company’s expense reimbursement policy.  In addition, any outstanding Company equity-based awards that you hold as of the Separation Date will remain outstanding during the Consulting Period and continue to vest (and, as applicable, remain exercisable) in accordance with their terms so long as you remain available to perform the Consulting Services during the Consulting Period.  Provided that you remain available to perform the Consulting Services during the Consulting Period, the last day of the Consulting Period shall be deemed to be the date that your employment or other service terminates for purposes of such awards.

(c) For the avoidance of doubt, you and the Company hereby acknowledge that the Separation Date is expected to constitute a “separation from service” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (“Section 409A”).  In furtherance of the preceding sentence, you and the Company agree and anticipate that the level of Consulting Services that you will perform after the Separation Date will not exceed the maximum level that is presumed to result in a "separation from service" in accordance with Treasury Regulation Section 1.409A-1(h)(1)(ii).  Your status during the Consulting Period shall be that of an independent contractor and not, for any purpose, that of an employee or agent with authority to bind the Company in any respect.

(d) On the next regular payroll date immediately following the date on which the Release (as defined in Section 7) becomes effective and irrevocable, the Company shall pay you a lump-sum payment in cash equal to eighteen times your monthly premium with respect to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for continued health and dental coverage.

(e) Prior to the commencement of the Consulting Period, you and the Company shall enter into a customary consulting agreement in accordance with the foregoing.

5. Restrictive Covenants.

(a) Non-Disclosure of Confidential Information.  (i) You acknowledge that (A) the Company is engaged in a highly competitive business, (B) you have served the Company in an executive capacity, (C) you have had access to and have gained knowledge of substantial trade secrets and confidential information of the Company and (D) the covenants and restrictions contained in this Agreement are reasonably necessary to protect the legitimate interests of the Company.

(ii) For purposes of this Agreement, “Confidential Information” means any and all of the Company's trade secrets, confidential and proprietary information and all other non-public information and data of or about the Company and its business, including, but not limited to, confidential business methods and processes, research and development information, business plans and strategies, marketing plans and strategies, information pertaining to customers, pricing information, cost information, financial information, personnel information, contract information, data compilations, information received from third parties that the Company is obligated to keep confidential, and information about prospective products or services, whether or not reduced to writing or other tangible medium of expression, including work product created by you in rendering services for the Company.

(iii) You acknowledge that the Confidential Information is a valuable, special and unique asset of the Company.  At all times following the date hereof, you will not, except as may be authorized in writing by the Company, use or disclose to others any of the Confidential Information.  You agree that the Company owns the Confidential Information and you have no rights, title or interest in any of the Confidential Information.  Except as otherwise agreed by the Company in writing, upon the Separation Date, you will immediately deliver to the Company any and all materials (including all copies and electronically stored data) containing any Confidential Information in your possession or subject to your custody or control.  Your non-disclosure obligations hereunder shall continue as long as the Confidential Information remains confidential, and shall not apply to any information which you are required by law or judicial process to disclose or which becomes generally publicly available through no fault or action of your own or others who were under confidentiality obligations with respect to such information.

(b) Non-Competition.  (i) During the 18-month period following the Separation Date (the “Restricted Period”), you shall not be employed by, work for, consult with, lend assistance to, or engage in any Competitive Business (as defined below) within the United States (A) in the same or similar capacity or function to that in which you worked for the Company, (B) in any executive or managerial capacity, (C) in any consulting capacity or function or (D) in any other capacity in which your knowledge of the Company’s Confidential Information would facilitate or support your work for the Competitive Business.

(ii) You acknowledge that the foregoing restriction is reasonable given (A) the position in which you have been employed with the Company, (B) the Company’s business is national in scope and (C) you, for or on behalf of a Competitive Business, could compete effectively with the Company from any location in the United States.

(iii) Notwithstanding the restrictions contained in this Section 5(b), if a Competitive Business has multiple divisions, units or segments, some of which are not engaged in providing post-secondary education, you may work for or consult with only that division, unit or segment that is not engaged in providing post-secondary education; provided that (A) you first provide the Company with a written notice describing in reasonable detail your position with and anticipated activities for the Competitive Business, which written notice also includes an assurance that your affiliation with and work for the Competitive Business shall relate only to the non-competitive division, unit or segment and shall not involve any activities that are competitive with the Company, and (B) your affiliation with and/or work for the non-competitive division, unit or segment of the Competitive Business would not likely cause you to inevitably use and/or disclose any Confidential Information.

(iv) For purposes of this Agreement, “Competitive Business” means any for-profit entity that is engaged in the business of providing post-secondary education with annual revenues of at least $100 million and that is competitive with the business of the Company.

(c) Non-Solicitation.  (i) During the Restricted Period, you shall not (A) solicit, recruit or attempt to hire or employ any person who is an employee of the Company, (B) assist any person or entity in the recruitment or hiring of any person who is an employee of the Company, (C) urge, induce or seek to induce any person to terminate his or her employment with the Company or (D) advise, suggest to or recommend to any person or entity that it employ or solicit for employment any person who is an employee of the Company.

(ii) During the Restricted Period, you will not urge, induce or seek to induce any of the Company's customers, independent contractors, subcontractors, consultants, business partners, licensors, licensees, vendors, suppliers or others with whom the Company has a business relationship to terminate their relationship with, or representation of, the Company, or to cancel, withdraw, reduce, limit or in any manner modify any such person's or entity's business with, or representation of, the Company.

(d) Non-Disparagement.  (i) From and after the date hereof, you shall not make or publish any statements or comments that disparage or injure the reputation or goodwill of the Company, or any of its or their respective officers or directors, or otherwise make any oral or written statements that a reasonable person would expect at the time such statement is made to likely have the effect of diminishing or injuring the reputation or goodwill of the Company or any of its or their respective officers or directors; provided, however, that nothing herein shall prevent you from (A) making truthful statements in good faith in response to any governmental or regulatory inquiry or in any judicial, administrative or other proceeding or government investigation or (B) providing any information that may be required by law.

(ii) From and after the date hereof, the Company shall cause its directors and officers to not make or publish any statements or comments that disparage or injure your reputation or goodwill, or otherwise make any oral or written statements that a reasonable person would expect at the time such statement is made to likely have the effect of diminishing or injuring your reputation or goodwill; provided, however, that nothing herein shall prevent the Company from (A) making truthful statements in good faith in response to any governmental or regulatory inquiry or in any judicial, administrative or other proceeding or government investigation or (B) providing any information that may be required by law.

(e) You acknowledge and agree that the covenants contained in this Section 5 prohibit you from engaging in certain activities on your own behalf or on behalf of or in conjunction with any person or entity, regardless of whether you are acting as an employee, owner, independent contractor, consultant or advisor and regardless whether your are acting directly or indirectly.

(f) In the event that you violate any covenant contained in this Section 5, the duration of such covenant shall automatically be extended by the length of time during which you were in violation of such covenant, including, but not limited to, an extension for the period from the date of your first violation until an injunction is entered enjoining such violation.

(g) Severability.  If any provision of this Agreement, or the application of any provision of this Agreement to any person or circumstance, is, for any reason and to any extent, held invalid or unenforceable, such invalidity and unenforceability will not affect the remaining provisions of this Agreement of its application to other persons or circumstances, all of which will be enforced to the greatest extent permitted by law; and you and the Company agree that any invalid or unenforceable provision may and will be reformed and applied to the extent needed to avoid that invalidity or unenforceability and in a manner that is as similar as possible to the intent of yourself and the Company (as described in this Agreement) and preserves the essential economic substance and effect of this Agreement.

(h) Injunctive Relief.  You acknowledge that any violation of the restrictions contained in this Agreement may give rise to losses or damages for which the Company cannot be reasonably or adequately compensated in an action at law and that such violation may result in irreparable and continuing harm to the Company.  Accordingly, you agree that, in addition to any other remedy that the Company may have at law or in equity, the Company shall be entitled to injunctive relief to restrain any violation by you of the restrictions contained in this Agreement.

6. Cooperation.  From and after the date hereof, you agree and covenant that if the Company desires you to provide any information or testimony relating to any judicial, administrative or other proceeding involving the Company, you will cooperate in making yourself reasonably available for such purposes and will provide truthful information and/or testimony.  The Company agrees to reimburse you for all necessary and reasonable out-of-pocket expenses you incur in connection with such matters.  Should you be served with a subpoena in any legal proceeding relating to the Company, you agree to (a) inform the Company immediately of the subpoena, (b) reasonably cooperate with the Company and its attorneys in responding to such subpoena and in preparing for any hearings, depositions or other formal process by which evidence is taken or received and (c) provide truthful testimony in response to questions that are within the scope of proper discovery.

7. Release of Claims.  You shall execute irrevocably and deliver to the Company a release of claims in the form attached hereto as Exhibit A (the “Release”) prior to the 55th day after the Separation Date.  In the event you do not execute irrevocably and deliver to the Company the Release within such time period, or any proceeding, action, claim or demand is brought in breach of the Release after its execution by you, you shall be deemed to have terminated the Consulting Period and, for the avoidance of doubt, you shall not be entitled to any of the amounts provided in Sections 4(b) and 4(d) above and any unvested equity-based compensation awards held by you shall be immediately forfeited.

8. Indemnification.  Nothing in this Agreement shall affect your rights to indemnification from the Company under the Company’s articles of incorporation, by laws or existing D&O insurance policies for acts or omissions that occurred or may occur while you were or are a director or officer of the Company.

9. Return of Company Property.  You shall continue to have use of your Company-provided automobile and electronic devices and equipment (following the Company’s removal of any Confidential Information) during the Applicable Period and, to the extent set forth in the following sentence, the Consulting Period.  Upon the expiration of the Consulting Period (or such earlier date during the Consulting Period as determined by the Company in its sole discretion), you shall promptly return all materials in any form acquired by you as a result of your employment with, or provision of Consulting Services to, the Company, and all property of the Company, including your Company-provided automobile.  Notwithstanding the foregoing, upon the date of return of such property in accordance with the immediately preceding sentence, you shall be permitted to purchase your Company-provided automobile from the Company at a price equal to its non-depreciated book value.

10. Clawback.  You acknowledge that the amounts paid to you by the Company, including amounts payable pursuant to this Agreement, may be subject to recoupment or clawback pursuant to the Sarbanes-Oxley Act of 2002, the Dodd–Frank Wall Street Reform and Consumer Protection Act or other applicable law, and you agree to repay such amounts to the extent required thereunder.

11. No Mitigation.  You shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided under this Agreement be reduced by any compensation or benefits earned by you as a result of employment by another employer or by retirement benefits.

12. General Provisions.  (a) Your Representation.  You hereby represent and warrant that you are an experienced senior executive knowledgeable about the matters (and their effect) within the purview of this Agreement and are not under any contractual or legal restraint that prevents or prohibits you from entering into this Agreement or performing the duties and obligations described in this Agreement.

(b) Modification or Waiver; Entire Agreement.  No provision of this Agreement may be modified or waived except in a document signed by you and a person authorized by the Board.  Failure to insist upon strict compliance with any term of this Agreement will not be considered a waiver of any such term or any other term of this Agreement.  This Agreement contains the entire agreement of you and the Company with respect to the subject matter hereof, and except as otherwise set forth herein, supersedes all prior agreements, promises, covenants, arrangements, communications, representations and warranties between you and the Company, whether written or oral, with respect to the subject matter hereof.

(c) Governing Law; Dispute Resolution.  The validity, construction and interpretation of this Agreement and the rights and duties of you and the Company hereunder will be governed by the laws of the State of Delaware without reference to the Delaware choice of law rules.  You and the Company hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court located in the State of Delaware for the purposes of any dispute arising out of this Agreement.  You and the Company hereby waive, to the fullest extent permitted by applicable law, any right you or it may have to a trial by jury in respect of any dispute arising directly or indirectly out of, under or in connection with this Agreement.

(d) Survival.  You and the Company agree that the covenants and promises set forth in this Agreement will survive the termination of this Agreement and continue in full force and effect after this Agreement terminates to the extent that their performance is required to occur after this Agreement terminates.

(e) Notices.  All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to you:

To the most recent address on file with the Company

If to the Company:

ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Attention:  Chairman of the Compensation Committee

with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Facsimile No.: (212) 474-3700
Attention:  Jennifer S. Conway, Esq.

or to such other address as either party shall have furnished to the other in writing in accordance herewith.  Notice and communications shall be effective when actually received by the addressee.

(f) Miscellaneous.  (i) You may not assign any right or interest to, or in, any payments payable under this Agreement until they have become due from the Company; provided, however, that this prohibition does not preclude you from designating in writing one or more beneficiaries to receive any amount that may be payable after your death and does not preclude the legal representative of your estate from assigning any right under this Agreement to the person or persons entitled to it.

(ii) This Agreement will be binding upon and will inure to your benefit, the benefit of your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees and assigns and the Company and its successors.

(iii) The headings in this Agreement are inserted for convenience of reference only and will not be a part of or control or affect the meaning of any provision of the Agreement.

(iv) It is intended that the provisions of this Agreement comply with Section 409A, and all provisions of this Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Neither you nor any of your creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A) payable under this Agreement to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment.  Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to you or for your benefit under this Agreement may not be reduced by, or offset against, any amount owing by you to the Company.  If, at the time of your separation from service (within the meaning of Section 409A), (i) you are a "specified employee" (within the meaning of Section 409A and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a good faith determination that an amount payable under this agreement constitutes deferred compensation (within the meaning of Section 409A) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then the Company shall not pay such amount on the otherwise scheduled payment date, but shall instead accumulate such amount and pay it, without interest, on the first business day after such six-month period.  For purposes of Section 409A, each payment hereunder will be deemed to be a separate payment as permitted under Treasury Regulation Section 1.409A-2(b)(2)(iii).  Except as specifically permitted by Section 409A, the benefits and reimbursements provided to you under this Agreement during any calendar year shall not affect the benefits and reimbursements to be provided to you under the relevant section of this Agreement in any other calendar year, and the right to such benefits and reimbursements cannot be liquidated or exchanged for any other benefit.  Further, reimbursement payments shall be made to you as soon as practicable following the date that the applicable expense is incurred, but in no event later than the last day of the calendar year following the calendar year in which the underlying expense is incurred.

(v) All payments made to you or on your behalf under this Agreement will be reduced by any amount that the Company is required by law to withhold in advance payment of your federal, state and local income, wage and employment tax liability.

(g) Successors to Company.  This Agreement may and will be assigned or transferred to, and will be binding upon and will inure to the benefit of, any successor of the Company, and any successor will be substituted for the Company under the terms of this Agreement.  As used in this Agreement, the term “successor” means any person, firm, corporation or business entity which at any time, whether by merger, purchase or otherwise, acquires all or essentially all of the assets of the business of the Company.  Notwithstanding any assignment, the Company will remain, with any successor, jointly and severally liable for all its obligations under this Agreement.

(h) Execution in Counterparts.  This Agreement may be executed in counterparts (including by facsimile or by PDF), and by the parties hereto in separate counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement (and all signatures need not appear on any one counterpart), and this Agreement shall become effective when one or more counterparts has been signed and delivered by each of the parties hereto.

[Remainder of page intentionally left blank.]

If the foregoing accurately reflects our agreement, please sign and return to us the enclosed duplicate copy of this letter.

/s/ John E. Dean
NAME:  John E. Dean
TITLE:  Executive Chairman

Date:8/4/2014

Accepted and Agreed to:

/s/ Kevin M. Modany
Kevin M. Modany

Date:8/4/14

Exhibit A

GENERAL RELEASE

I, Kevin M. Modany, have entered into the letter agreement dated August 4, 2014 (the “Letter Agreement”) with ITT Educational Services, Inc. (collectively with its subsidiaries, affiliates, successors and assigns, the “Company”).  I understand that, under the terms of the Letter Agreement, I will only be able to receive certain payments and benefits (the “Letter Agreement Benefits”) in consideration for my signing and not revoking this General Release (this “Release”).

I hereby acknowledge and agree to the following:

I will have 45 days from the date I receive this Release to consider and sign it.  If I do not return this signed Release in 45 days, the Company will consider this my refusal to sign, and I will not receive the Letter Agreement Benefits.  If I do sign this Release, it will not be effective for a period of seven (7) days, during which time I can change my mind and revoke my signature.  To revoke my signature, I must notify the Company in writing within seven (7) days of the date I signed this Release.

By signing this Release, I am giving up my right to sue ITT Educational Services, Inc. and any and all affiliates, parent companies and subsidiaries, and their past, present, and future officers, directors, employees, and agents (together, the "Releasees") based upon any act or event occurring prior to my signing this Release.  Without limitation, I specifically release the Releasees from any and all claims arising out of my employment and termination of employment, including claims based on discrimination under federal anti-discrimination laws such as Title VII of the Civil Rights Act, the Age Discrimination in Employment Act, and any and all federal, state, and local laws.

By signing this Release, I am NOT giving up my right to appeal a denial of a claim for benefits submitted under any health coverage (medical, dental, vision, and prescription drug coverage), life insurance or disability program maintained by the Company, nor am I giving up any claim for benefits under the terms of any pension or retirement plan maintained by the Company.  Also, I am not giving up my right to file for unemployment insurance benefits at the appropriate time if I so choose, and my signing of this Release will not affect my rights, if any, to any coverage by workers' compensation insurance.  In addition, this Release will not affect any benefits to which I am entitled under the Letter Agreement or any claim arising out of the enforcement of the Letter Agreement. I also am not giving up any right to indemnification or directors and officers liability insurance coverage and benefits to which I am entitled under applicable law, the Company's articles of incorporation or by-laws or any agreements, or under which I have been covered.

My signature below acknowledges that I have read the above, understand what I am signing, and am acting of my own free will. The Company has advised me to consult with an attorney and any other advisors of my choice prior to signing this Release.

Signature:_____________________________	Date:_____________________________
Print Name:___________________________

Witness:______________________________

2